FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2021

Commission File Number: 001-38562

NEW FRONTIER HEALTH CORPORATION
(Translation of Registrant’s Name into English)

10 Jiuxianqiao Road,

Hengtong Business Park

B7 Building, 1/F

Chaoyang District, 100015

Beijing, China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 10, 2021, the registrant, New Frontier Health Corporation (the “Company”), announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter (the “Proposal Letter”), dated February 9, 2021, from New Frontier Public Holding Ltd. (“NFPH”), Carnival Investments Limited, a company affiliated with Leung Kam Chung (the “Chairman”), Roberta Lipson and her affiliates (collectively, the “CEO”), Max Rising International Limited, a company affiliated with Carl Wu (the “President”), Ying Zeng (the “COO”), Vivo Capital Fund IX (Cayman), L.P.(“Vivo”), NF SPAC Holding Limited and Sun Hing Associates Limited (together with NF SPAC Holding Limited, “Nan Fung”), Brave Peak Limited (“Shimao”), Aspex Master Fund (“Aspex”), Smart Scene Investment Limited (“Hysan”), and LY Holding Co., Limited (“Tingyi Group” and, together with NFPH Holding, the Chairman, the CEO, the President, the COO, Vivo, Nan Fung, Shimao, Aspex and Hysan, the “Buyer Group”) to acquire all outstanding ordinary shares (the “Shares”) of the Company not already beneficially owned by members of the Buyer Group or their affiliates in a going-private transaction for US$12.00 per share in cash (the “Proposed Transaction”). The Proposed Transaction, if completed, would result in the Company becoming a privately held company and its ordinary shares would be delisted from the New York Stock Exchange.

On February 10, 2021, the Company further announced that following the announcement described in the preceding paragraph, the Company received a clarification from representatives of the Buyer Group indicating that, the Buyer Group intends to, at a later time and in connection with the Proposed Transaction, also propose to acquire all outstanding warrants to purchase ordinary shares of the Company not already beneficially owned by members of the Buyer Group or their affiliates.  At this time, the Company has not received from the Buyer Group a proposal to acquire the warrants, nor any indication of the terms and conditions of any such proposal.

The Company expects that a special committee of the Board, comprised solely of independent, disinterested directors, will be formed to consider the proposal letter and evaluate the Proposed Transaction and any proposal with respect to the warrants. The Company cautions the holders of the Company’s securities and others considering trading the Company’s securities that the Board has just received the Proposal Letter and the subsequent clarification and has not had an opportunity to carefully review and evaluate the Proposal Letter or the subsequent clarification or make any decision with respect to the Company’s response to the proposal. There can be no assurance that any proposal will be made by the Buyer Group with respect to the warrants to purchase the ordinary shares of the Company, any definitive offer will be made by the Buyer Group with respect to any securities of the Company, that any agreement will be executed relating to the Proposed Transaction or any other transaction or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law. A copy of the press release issued by the registrant regarding the Proposal Letter is submitted herewith as Exhibit 99.1 and is incorporated herein by reference and a copy of the press release issued by the registrant regarding the subsequent clarification of the Buyer Group with respect to the warrants to purchase ordinary shares of the Company is submitted herewith as Exhibit 99.2 and is incorporated herein by reference.

Safe Harbor Statement

This report on Form 6-K may contain forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. There can be no assurance that any definitive offer relating to the Proposed Transaction will be made, that any definitive agreement will be executed relating to the Proposed Transaction or that a transaction based on the Proposed Transaction or any other similar transaction will be approved or consummated.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release.
99.2	Press Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Frontier Health Corporation

By:	/s/ Roberta Lipson
Name: Roberta Lipson
Title: Chief Executive Officer

Date: February 10, 2021